Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the special meeting of shareholders of Almonty Industries Inc. (the “Company”) held on September 29, 2025 (the “Meeting”). Full details of the matters are set out in the Company’s management information circular dated August 28, 2025 (the “Circular”), which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

1	CDI Option Amendment

The amendment of the exercise price of 6,558,336 outstanding options exercisable for CHESS Depositary Interests representing common shares of the Company (“Common Shares”), as more particularly described in the Circular, was approved by disinterested shareholders. Detailed results of the votes are set out below:

Votes For	% For	Votes Against	% Against
62,171,146	99.31%	430,346	0.69%

2	Warrant Amendment

The amendment of the exercise price of 1,481,480 outstanding warrants exercisable for Common Shares, as more particularly described in the Circular, was approved by disinterested shareholders. Detailed results of the votes are set out below.

Votes For	% For	Votes Against	% Against
58,418,461	99.51%%	290,479	0.49%

Dated this 29th day of September, 2025

ALMONTY INDUSTRIES INC.

(signed) “Lewis Black”
Lewis Black
Chairman of the Board of Directors, President and Chief Executive Officer